Exhibit 99.1

HAFNIA LIMITED: Result of court hearing regarding the redomiciliation to Singapore

Singapore, 6 August 2024

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) on 22 July 2024 regarding the board of directors proposal to implement a scheme of arrangement (the “Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore.

On 5 August 2024 the Supreme Court of Bermuda (the “Court”) held a hearing where the Court was asked to give directions as to the convening of a meeting of shareholders of the Company (the “Scheme Meeting”) that are eligible to vote on the Scheme. The Court ordered that the Scheme Meeting be held on 11 September 2024 (or such date not more than three months from 5 August 2024). Shareholders of record at the close of trading on 6 August 2024 (or such other date as the Company may decide) are entitled to receive notice and to vote at the Scheme Meeting in respect of the number of shares registered in their name at the record date. The notice of the Scheme Meeting and an explanatory statement (including the Scheme and the proposed constitution of the Company when it continues to Singapore) will be provided in due course.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.